THIRD AMENDMENT TO THE PARTICULAR INSTRUMENT OF INDENTURE OF THE
5th ISSUE OF DEBENTURES NON-CONVERTIBLE INTO
SHARES OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By means of this private instrument, as issuer, COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held company, with its head office at Avenida Brigadeiro Luiz Antonio, No. 3.142, in the City of São Paulo, State of São Paulo, registered with the General Registry of Corporate Taxpayers OF THE Ministry of Finance (CNPJ/MF) under No. 47.508.411/0001-56, herein duly represented in accordance with its articles of incorporation (the “Company” or “Issuer”) and, as trustee, representing the purchasers of the first series debentures of the Company’s 5th issuance (the “Debentures” and the “Debentureholders”), PLANNER CORRETORA DE VALORES S.A., a financial institution with its head offices at Avenida Paulista, No. 2.439, 11th floor, registered with the General Registry of Corporate Taxpayers (CNPJ/MF) under No. 00.806.535/0001-54 (o “Trustee”), hereby and in the best form of law, enter into this third amendment (the “Third Amendment”) to the “Instrumento Particular de Escritura da 5ª Emissão de Debêntures Não Conversíveis em Ações da Companhia Brasileira de Distribuição” (the “Indenture”), that will be ruled by the clauses and conditions as following:

I — AUTHORIZATION

This amendment is entered into based on the resolutions taken in the Board of Directors Meeting held on September 9, 2004.

II — MODIFICATIONS

2.1.     By this Third Amendment, the provisions of items 4.8. and 4.9. of Section 4 of the Indenture are modified and shall be effective as written herein bellow:

“4.8.     Remuneration

4.8.1.     The First Series Debentures will be entitled to a remuneration that shall correspond to remuneration interests accruing as from October 1st, 2004, on the Debentures Par Value and determined upon the average interest of Interfinancial Deposits (Depósitos Interfinanceiros DI) of one day, “over extra grupo”, expressed in percentage per year, based on 252 days, calculated and disclosed by Câmara de Liquidação de Custódia – CETIP (“CETIP”), on the Informativo Diário, available on CETIP’s web-page on the Internet (http://www.cetip.com.br) and in the newspaper “Gazeta Mercantil”, national edition, or, in its absence, in another newspaper of large distribution (“DI Ratio”), plus a spread of 0.95% (ninety five hundredth percent) per year, based on 252 days (the “Addition over the DI Ratio”, being the DI Ratio and the Addition over the DI Ratio, together, referred as the “Remuneration”). The Remuneration shall be calculated on exponential and cumulative basis, pro rata temporis for each day passed, applied on the per value of the Debentures from October 1st, 2004, or from the maturity date of the last Capitalization Period (as defined in this Indenture), as the case may be, until the payment date of the Remuneration and under the formula defined bellow:

where:

J = amount of the Remuneration owed at the end of each Capitalization Period, as defined in item 4.8.3. bellow;

VN = Debentures Par Value, at the beginning of the Capitalization Period;

= product/result of the i terms FI referred to each business day in the period between the beginning and the end of each Capitalization Period; with i varying from 1 up to f ;

f = number of business days elapsed between the end and the beginning of each Capitalization Period;

FIi = remuneration factors, verified in the f business days between the beginning date of the Capitalization Period and the final date of such period, and obtained from the following formula:

where:

CDI CETIP = DI Ratio on each business of each Capitalization Period, expressed on an annual percentage;

dj = number of business day(s) corresponding to the validity term of the DI Ratio;

S	= spread calculated as following:

where:

s	= increase over the DI Ratio;

du	= number of business days in the Period of Capitalization;

4.8.1.1.    The DI Ratio will contemplate the number of decimal places released to the public by CETIP.

4.8.2.     The Remuneration of the Debentures shall be made semi-annually, beginning on October 1st, 2004, on the dates set forth in item 4.8.6. bellow (each Remuneration payment date, a “Remuneration Payment Date”).

4.8.3.     The Remuneration Capitalization period (the “Capitalization Period”), to the First Capitalization Period, is the lag basis from October 1st, 2004, inclusive, in case of the first Capitalization Period, to the immediately previous day of the Remuneration Payment Date and, to the other Capitalization Periods, the lag basis from a Remuneration Payment Date, including, until the prior day to the subsequent Remuneration Payment Date.

4.8.4.     Each Capitalization Period succeeds the previous Capitalization Period without continuity solution, until the Maturity Date.

4.8.5.     Remuneration Effectiveness Period means the period in which the First Series Debentures Remuneration conditions will be effective, beginning on October 1st, 2004 and ending on the Maturity Date.

4.8.6.     The payment of the First Series Debentures Remuneration will be made in a semi-annually, on the following dates: April 1st, 2005, October 1st, 2005, April 1st, 2006, October 1st, 2006, April 1st, 2007 and October 1st, 2007.

4.8.7.     If, on the maturity date of any financial obligation of the Issuer, CETIP does not disclose the DI Ratio, it shall be applied the last DI Ratio disclosed, not being due any clearing by the Issuer to the Debentureholders if the DI Ratio applicable is published later. If the non-disclosure of the DI Ratio is superior to 10 (ten) calendar days, it shall be applied the provisions set forth in items bellow that refer to a new First Series Debentures Remuneration parameter.

4.8.8.     In case of extinction, absence of ascertainment and/or disclosure of the DI Ratio over 10 (ten) calendar from the expected date to its ascertainment and/or disclosure, or in case of any impossibility of enforcement of the DI Ratio to the First Series Debentures, caused by a legal provision or judicial determination, the Trustee shall calll a Debentureholders General Meeting (as set forth in Article 124 of the Lei das Sociedades por Ações – “Brazilian Corporate Law”), within 20 (twenty) days, at the most, counting from the first day in which the DI Ratio has not been disclosed for over 10 (ten) calendar days, in order to be discuss, with the Issuer, the new First Series Debentures Remuneration parameter applicable and proposed by the Issuer, pursuant to the Decisão Conjunta BACEN/CVM No. 13/03 and/or the applicable rule.

4.8.9.     In case there is no agreement over the new Remuneration between the Issuer and the Debentureholders representing, at least, 2/3 (two thirds) of the total amount of the First Series Debentures being traded, the Issuer shall choose, according to its own criteria, between one of the following options, being the Issuer obligated to communicate to the Trustee in writing, within 15 (fifteen) days from the date of the Debentureholders General Meeting, which was the chosen option:

(i) The Issuer shall redeem all the First Series Debentures being traded, within 30 (thirty) days from the date of the Debentureholders General Meeting, by its Debentures Par Value added by the due Remuneration until the date of the effective redemption, calculated “pro rata temporis”, from the last Remuneration Payment Date. In this option, in order to calculate the applicable Remuneration to the First Series Debentures to be redeemed, for each day of the period in which occurs the absent of rates, shall be used the last DI Ration officially disclosed; or

(ii) The Issuer shall redeem all the First Series Debentures being traded, according to the schedule to be stipulated by the Issuer, which shall not exceed the maturity date of the First Series Debentures. In this option, in case the Issuer intends to redeem the First Series Debentures in more than one date, the redeem shall be made through a draw, as defined in the first Paragraph of Article 55 of the “Brazilian Corporate Law”. During the term of the First Series Debentures redeem by the Issuer, the periodicity of the Remuneration payment shall continue being the one established in item 4.8.6 of this Clause 4, provided that, until the total redeem of the First Series Debentures, shall be used a Remuneration rate to be defined by the Debentureholders and presented to the Issuer in the Debentureholders General Meeting. In case such Remuneration rate is based on a term different from 252 days, such rate shall be adjusted in a way that it reflects the 252 days basis.

4.9.	Refinance

4.9.1. The first renegotiation of the First Series Debentures was on October 1st, 2004 (the “Refinance Date”), which set up the Remuneration Conditions described in item 4.8. above. The Debentures shall not be subject to any new renegotiations until the Maturity Date.”

III – AMENDMENT’S REGISTRATION

3.1.     This Amendment shall be registered before the Trade Board of the State of São Paulo, where the Indenture and its amendments are registered.

IV- CONFIRMATIONS

4.1.     All clauses, items, characteristics and conditions set forth in the Indenture that do not violate the provisions contained herein and that have not been expressly changed by this Third Amendment, are confirmed in effect.

V – FINAL PROVISIONS

5.1.     This Third Amendment is entered by and between irrevocably and irreversibly, with bindings effects upon the parties hereto and their successors on any account.

5.2.     The terms used herein which are not expressly defined shall have the same meaning ascribed to them in the Indenture.

And for being fair and agreed, the parties hereto execute this Third Amendment, signing in 5 (five) copies of the same content and form, together with the 2 (two) undersigned witnesses.

São Paulo, October 1st, 2004.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Name:	Name:
Position	Position:

PLANNER CORRETORA DE VALORES S.A.

Name:	Name:
Position	Position:

Witnesses:

Name:	Name:
ID	ID: